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                             May 4, 2021

       David W. Crane
       Chief Executive Officer and Director
       Climate Change Crisis Real Impact I Acquisition Corp
       300 Carnegie Center, Suite 150
       Princeton, New Jersey 08540

                                                        Re: Climate Change
Crisis Real Impact I Acquisition Corp
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed April 6, 2021
                                                            File No. 001-39572

       Dear Mr. Crane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 13, 2021 letter.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Risk Factors
       Nissan has the right to terminate its agreements with EVgo in certain circumstances..., page 30

   1. We note your revised disclosure in response to our prior comment 3 and reissue our comment in part. Please
discuss your general progress toward installations under the
                                                        Nissan Agreement,
whether you anticipate meeting the required number of charger installations by the
respective deadlines under the Nissan Agreement and the Nissan 2.0
                                                        Agreement, and the
penalties or potential adverse impact to your business for failing to meet the required
number of charger installations under the Nissan Agreements. Please also disclose the
status of Nissan's ability to secure funding to make payments under the
                                                        Nissan 2.0 agreement.
 David W. Crane
Climate Change Crisis Real Impact I Acquisition Corp
May 4, 2021
Page 2
2. We note your revisions in response to our prior comment 10. Please further revise your disclosure to discuss the reasons for the possible forfeiture of the founder shares. Please also explain the reasons for, and the outcome of, the December 21, 2020 proposed changes to the Business Combination Agreement, including the broadening of certain representations and warranties, the reduction of materiality thresholds, the strengthening of financial statement representations, and the list of contracts that would be considered material contracts. Please also disclose whether any of the GM or Nissan agreements were considered material contracts, as well as any discussions that took place relating to such agreements.
If EVgo does not meet its obligations under its agreement with GM..., page 39

3. We note your response to our prior comment 5 that you do not believe disclosure of your progress and compliance with respect to charger deployment under the GM Agreement would be meaningful because EVgo is not required to meet such requirements until the quarter ended June 30, 2021. Given that is the current quarter and your revised disclosure indicates that GM may terminate the agreement for EVgo's failure to meet its quarterly charger installation milestones, please further revise to provide EVgo's progress and compliance with such requirements.
EVgo has identified material weaknesses in its internal control over financial reporting..., page
42

4. Please expand this risk factor or add a new risk factor to stat that, if true, you do not anticipate performing a management assessment or obtaining an independent audit of your
         Internal Controls over Financial Reporting until the 10-K for the fiscal year ending
         December 31, 2022.
Background of the Business Combination, page 103

5. We note your response to our prior comment 11. However, we note your disclosure on page 107 that each of the Financial Advisor and the management consulting firm made a presentation to the CRIS board relating to EVgo's total enterprise valuation, companies in the electric vehicle charging industry, and a review of EVgo's total addressable market, model for electric vehicle adoption and possible future competition for EVgo. Please tell us why you believe these presentations are not opinions, reports or appraisals relating to the consideration or the fairness of the consideration to be offered to security holders or
FirstName LastNameDavid W. Crane
       the fairness of the transaction within the meaning of Item 1015 of Regulation M-A.
Comapany    NameClimate
       Please  also discloseChange  Crisisdetails
                             the material  Real Impact   I Acquisition
                                                  of the total         Corp
                                                               addressable
market, model for electric
May 4,vehicle   adoption,
        2021 Page   2     and future competition that were considered by the
CRIS board.
FirstName LastName
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
May  4, 2021NameClimate Change Crisis Real Impact I Acquisition Corp
May 4,
Page 3 2021 Page 3
FirstName LastName
Certain Projected Financial Information, page 113

6. We note your disclosure on page 29 that EVgo's operating projections are currently contingent on EVgo's performance under its commercial contracts. Please revise this section to explain the assumptions made with respect to the company's commercial contracts and contracts with OEM partners, including Nissan and GM, in preparing the projected financial information. Please also disclose, to the extent material, the impact on the projections if such agreements were terminated or otherwise materially modified.
7. Please quantify, to the extent possible, the changes in revenue rates, increase in SG&A expense, lower energy costs per kWh, and increase in operating expenses that were used to prepare the projected financial information.
Regulatory Matters, page 119

8.       Please disclose the status of approval under the HSR Act.
EVgo Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
COVID-19 Outbreak, page 159

9. Please further revise your disclosure in response to our prior comment 19 to disclose the costs incurred as a result of the modified business practices you ve adopted in response to the COVID-19 pandemic that you mention on pages 30-31. Charging revenue - OEM, page 165

10. Please disclose the amount of the decrease in revenue that was due to the sunset of the
         Program Services Agreement with Nissan, versus the reduction in network throughput due to COVID-19. Please also disclose in an appropriate place in your prospectus the anticipated impact on your financial performance and results of operations due to the July
         7, 2021 termination of the Nissan Agreement dated July 3, 2014.
General

11. Please supplementally provide us with copies of the Nissan Agreement, the Nissan 2.0
         Agreement, and the GM Agreement. Please contact the staff member associated with the review of this filing to discuss how to submit the agreements to us for our review.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
May  4, 2021NameClimate Change Crisis Real Impact I Acquisition Corp
May 4,
Page 4 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Edward Best